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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019986

RECD S.E.C.
MAR 4 2002
528

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Island ECN, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, 6th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay 212-231-5000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Matthew Andresen and John Fay, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to The Island ECN, Inc. and subsidiary for the year ended December 31, 2001, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Fay 02/15/02
Signature Date

CFO
Title

Matthew F. Andresen 02/15/02
Signature Date

CEO
Title

John B. Morgan 03/01/02
Notary Public

JOHN B. MORGAN
Notary Public, State of New York
No. 01MO4752774
Qualified in Suffolk County
Commission Expires May 31, 20 03

The Island ECN, Inc.
(S.E.C. I.D. No. 8-38430)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
AS OF DECEMBER 31, 2001

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
The Island ECN, Inc.:

We have audited the accompanying consolidated statement of financial condition of The Island ECN, Inc. and its subsidiary (the "Company"), as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of The Island ECN, Inc. and its subsidiary at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 15, 2002

Deloitte
Touche
Tohmatsu

THE ISLAND ECN, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 50,229,285
Receivables from brokers, dealers and clearing organization (net of allowances of $2,292,024)	18,203,407
Investments	2,555,632
Facilities and equipment (net of accumulated depreciation and amortization of $6,225,871)	13,917,002
Deposits	733,240
Deferred taxes	1,414,758
Other assets	2,441,390
TOTAL ASSETS	$ 89,494,714

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payables:	
Brokers, dealers and clearing organization	$ 4,301,522
Other	2,699,274
Taxes payable	5,799,365
Accounts payable and accrued liabilities	10,905,857
Other liabilities	4,593,031
Total liabilities	28,299,049
STOCKHOLDERS' EQUITY:	
Common stock	21,114
Additional paid-in capital	39,770,751
Retained earnings	24,012,419
Common stock held in treasury, at cost	(2,579,847)
Employee loans	(28,772)
Total stockholders' equity	61,195,665
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 89,494,714

See notes to consolidated statement of financial condition.

1. THE COMPANY

The consolidated statement of financial condition of The Island ECN, Inc. and its subsidiary (the "Company") include the accounts of The Island ECN, Inc. ("Island ECN") and Island Execution Services, LLC ("Island Execution Services"), both of which are registered broker-dealers with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. and the Cincinnati Stock Exchange. All significant intercompany accounts have been eliminated in consolidation.

Island ECN is an electronic securities marketplace, offering order display and matching services in both Nasdaq-quoted and exchange listed securities. Island Execution Services is an introducing broker-dealer for institutional clients that send orders solely to Island ECN.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the consolidated financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

ECN Revenue - ECN revenue is generated by subscriber and nonsubscriber customers on a per share basis for the removal of liquidity from the Company's marketplace. Liquidity is removed when a customer buy or sell limit order matches an existing buy or sell limit order in the Company's marketplace. ECN revenue is recorded on a trade date basis.

Service Bureau Revenue - Service bureau revenue is earned for reselling access to other liquidity sources via direct access to other ECNs or to market makers via SelectNet. The Company resells this access to customers of third party front-end trading systems. Service bureau revenue consists of fees charged to customers on a transaction basis for orders sent to other liquidity destinations and are net of access fees from other ECNs. Access fees are currently passed through directly to customers at no markup. Net service bureau revenue is recorded on a trade date basis.

Market Data Fee Revenue - Market data revenues are generated by reporting executions of exchange listed securities to certain exchanges and are recorded as earned.

Island Rebates - Island rebates expense consists of execution fees paid to subscriber customers that initiate a buy or sell limit order transaction. The customers are paid on a per share basis. Island rebates are recorded on a trade date basis.

Marketing - Marketing, which consists of print, television and other media and advertising costs, is expensed as incurred.

Facilities and Equipment - Facilities and equipment, consisting primarily of computers and leasehold improvements, are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset, while leasehold improvements are amortized over the lesser of the estimated useful life of the leasehold improvement or the remaining term of the lease.

Income Taxes - The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the consolidated financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions (principally asset and liability reserves, depreciation and amortization) in different years for income tax reporting purposes than for financial reporting purposes.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments - Included in investments are common stock and warrants carried at cost which approximates fair value at the balance sheet date.

Stock Based Compensation - Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company accounts for its stock-based compensation plan using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. Under the provisions of APB Opinion No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock.

3. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2001, the Company earned revenue and incurred expenses from Datek Online Holdings Corp. and subsidiaries ("Datek"), a minority stockholder.

Datek is a subscriber of Island ECN, and in this capacity, Island ECN earns ECN revenue and service bureau revenue, net of access fees, and incurs rebate expense. The Company also incurs clearing expenses from Datek.

Receivables from brokers, dealers and clearing organization at December 31, 2001 include $824,430 from Datek for ECN and service bureau fees and $140,526 for commissions.

Deposits at December 31, 2001 include a $500,000 clearing deposit with Datek.

Payables to brokers, dealers and clearing organization at December 31, 2001 include $904,052 to Datek primarily for clearing and administrative services.

Taxes payable and other liabilities at December 31, 2001 include $532,438 primarily related to administrative services and income taxes owed to Datek.

During the year, Datek assigned a lease to the Company. In connection with this assignment, the Company purchased leasehold improvement from Datek at their net book value of $1,067,354.

Also during the year, the Company assigned a lease to Datek. In connection with this assignment, the Company sold leasehold improvements to Datek at their net book value of $250,540.

Included in additional paid-in capital at December 31, 2001 is $544,447 of proceeds from the sale of an option by the Company to Datek to purchase 1,225,431 options in the Company's class A-1 common stock at an exercise price of $1.18. These options expire at various times through February 6, 2011.

4. TRADING ACTIVITIES

In the normal course of business, the Company may be exposed to off-balance sheet risk arising from the potential that counterparties may fail to satisfy their obligations. In the event counterparties fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments, at unfavorable market prices, to satisfy those obligations.

The Company may, at times, maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent the Company's obligations to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as the market values of securities fluctuate. Long and short positions are marked to market daily and are continuously monitored by the Company.

5. COMMITMENTS AND CONTINGENCIES

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims for substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Company's consolidated statement of financial condition at December 31, 2001.

Leases - The Company has entered into obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum rental commitments under such leases as of December 31, 2001 were as follows:

Year Ending December 31,	Amount
2002	$ 3,876,668
2003	2,389,296
2004	2,027,828
2005	1,916,462
2006	1,929,224
Thereafter	2,676,386
	$ 14,815,864

Risks and Uncertainties - The Company primarily generates revenue by matching buy and sell limit securities orders in its marketplace. Revenues for these services are transaction based. As a result, the Company's revenue could vary based on the transaction volume of financial markets.

6. EMPLOYEE COMPENSATION PLANS

Defined Contribution Plan - Employees of the Company are eligible to participate in the Datek defined contribution 401(k) plan upon meeting certain eligibility requirements. The Company makes discretionary contributions based on the results of operations.

Stock Option Plan - Under the 2001 Stock Incentive Plan (the "Incentive Plan"), adopted by the Board of Directors on April 10, 2001, the Company has reserved 2.5 million shares of its common stock for issuance upon exercise of options granted under the Incentive Plan. Options issued under the Incentive Plan are not exercisable prior to an exercise event, as defined by the Incentive Plan. Options outstanding under the Incentive Plan have been classified as noncompensatory under the criteria established in APB Opinion No. 25.

The Company also issued compensatory stock options which are vested and exercisable upon issuance.

The following table sets forth activity relating to the Company's stock option awards:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 31, 2000	-	$ -
Granted	650,945	3.91
Exercised	(6,206)	1.36
Forfeited	(11,265)	1.38
Options outstanding, December 31, 2001	633,474	$ 3.98

The following table presents information relating to the Company's stock options outstanding at December 31, 2001:

Exercise Prices	Number of shares	remaining life (years)
$1.18	312,286	8.45
$1.59	159,100	9.51
$11.70	148,540	9.93
$12.04	13,548	9.80

Pro Forma Effect of SFAS No. 123

The weighted average fair value at date of grant for the stock options granted during 2001 was $1.58. The fair value of stock options at date of grant was estimated using the Black-Scholes option pricing model utilizing the following weighted average assumptions: a risk free rate of 5.21%, a ten year expected option life and no dividend yield.

7. STOCKHOLDERS' EQUITY

At December 31, 2001, common stock of the Company is composed of the following:

	Number of Shares			
	Authorized	Issued	Outstanding	Balance
Class L	2,200,000	2,111,465	2,111,465	$ 2,111
Class A-1	30,000,000	19,003,183	16,824,268	19,003
Class A-2	4,000,000	-	-	-
Total				$ 21,114

Class L shares represent 90% of the value of the Company at December 15, 2000, and 10% of any future value from that date forward.

Class A-1 shares represent 10% of the value of the Company at December 15, 2000, and 90% of any future value from that date forward.

Class A-2 shares represent non-voting common stock in the Company and are reserved for the exercise of warrants.

All classes of common stock have per share par value of $.001.

At December 31, 2001, there were 2,178,915 shares of common stock held in treasury.

During the fourth quarter of 2001, the Company initiated the process of issuing additional equity. In January 2002, this process was temporarily postponed, and management believes that this process will be recommenced by the end of the first quarter of 2002. Transaction costs of $905,700 associated with this transaction have been deferred and are recorded as a reduction of stockholders' equity.

In June 2001, the Company repurchased 1,446,398 shares of its class A-1 common stock from Datek for $1,712,536. The Company then issued 1,446,398 shares of treasury stock for $1,683,764 and $28,772 limited recourse notes secured by the stock issued. These notes mature in 5 years from execution and pay interest at a rate of 4.96%.

9. NET CAPITAL REQUIREMENTS

Island ECN and Island Execution Services are registered broker-dealers and, accordingly, are subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The broker-dealers compute their respective net capital under the alternative method permitted by the Rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of the aggregate debit items arising from customer transactions.

At December 31, 2001, Island ECN had net capital of $29,688,416, which was $28,688,416 in excess of its required net capital of $1,000,000.

At December 31, 2001, Island Execution Services had net capital of $1,934,647 which was $1,684,647 in excess of its required net capital of $250,000.

10. REORGANIZATION

On January 8, 2002, the Company reorganized its operating units into a holding company structure. In the reorganization, the then-outstanding shares of the Company were exchanged for identical shares of stock of a holding company, Island Holding Company, Inc. Prior to the reorganization, operations were conducted through the Company. In addition, new business lines were introduced which resulted in the creation of separate legal entities with separate regulatory obligations: IslandNet, LLC; Island Futures Exchange, LLC; and Island Exchange, LLC.

******

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

The Island ECN, Inc.
50 Broad Street
New York, New York 10004

In planning and performing our audit of the consolidated financial statements of The Island ECN, Inc. and its subsidiary (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP